UNITED STATES 12 MONTH OIL FUND, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502
(510) 522-3336

August 24, 2009

Ms. Sonia Barros
Special Counsel
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States 12 Month Oil Fund, LP (“US12OF”) Request for Withdrawal of Post-Effective Amendment No. 1 to Registration No. 333-157494

Dear Ms. Barros:

The undersigned Registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (SEC File No. 333-157494), originally filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2009.

Post-Effective Amendment No. 1 was filed solely for the purpose of converting the existing registration statement to Form S-3 to allow US12OF to incorporate by reference its periodic and current reports under the Securities Exchange Act of 1934.  In order to comply with regulations promulgated by the National Futures Association, the Registrant has included updated performance data for it and for the other public funds managed by its general partner as of a more recent date.  Therefore, following the withdrawal of the June 12, 2009 Post-Effective Amendment, The Registrant will file Post-Effective Amendment No. 2 to the Registration Statement.

No securities were sold in connection with Post-Effective Amendment No. 1 filed on June 12, 2009.

If you have any questions regarding this application, please contact James M. Cain, Esq. of Sutherland Asbill & Brennan LLP at (202) 383-0180.

Sincerely,

/s/ Howard Mah___________________
Howard Mah
Chief Financial Officer of United States Commodity Funds LLC,
General Partner of US12OF